ALZAMEND NEURO, INC.

3480 Peachtree Road NE

Second Floor, Suite 103

Atlanta, GA 30326

June 26, 2024

VIA EDGAR AND ELECTRONIC MAIL

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Attn:	Lauren Hamill and Chris Edwards

Re:	Alzamend Neuro, Inc.

Registration Statement on Form S-1

Filed June 3, 2024

File No. 333-279920

Dear Ms. Hamill and Mr. Edwards:

Alzamend Neuro, Inc. (the “Company”) hereby submits a response to comments made by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated June 14, 2024 (the “Comment Letter”) relating to the Registration Statement on Form S-1 (“Form S-1”) referenced above.

The Company’s response is numbered to correspond to the Staff’s comments and is being filed in conjunction with Amendment No. 1 to the Form S-1 (the “Amended S-1”). For your convenience, the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately beneath each comment.

Registration Statement on Form S-1

Plan of Distribution, page 14

Comment No. 1. We note that the Purchase Agreement provides that upon the occurrence of certain milestones, the Selling Stockholder will purchase up to 2,500 Preferred Shares, of which the first 100 were sold on May 10, 2024 (the “First Tranche”), provided that in the event that the average closing price of the Common Stock during the three trading days preceding the date of a Tranche Closing shall not be equal to or greater than the Floor Price, then the applicable closing shall be delayed until such time as the price meets the required threshold. Because of this condition, the Selling Stockholder is not irrevocably bound to purchase a set number of securities for a set purchase price at effectiveness. As a result, please revise your registration statement to identify Orchid Finance LLC as an underwriter, as opposed to stating that the Selling Stockholder "may be deemed" an underwriter as you have on page 14. For further guidance, please see C&DI 139.11 (Securities Act Sections), publicly available on the Commission's website.

Response No. 1. We have revised the plan of distribution in response to the Staff’s comment to state that the Selling Stockholder is an underwriter, rather than “may be deemed” an underwriter. In addition, we have inserted a similar statement that the Selling Stockholder is an underwriter on the cover page of the prospectus. Please see the revised changes on the cover page and page 14 of the Amended S-1.

Comment No. 2. We note your disclosure on page 14 indicating that the Selling Stockholder may sell its securities through one or more underwriters, broker-dealers or agents. Please confirm your understanding that the retention by the Selling Stockholder of an underwriter would constitute a material change to your plan of distribution requiring a post-effective amendment. Refer to your undertaking provided pursuant to Item 512(a)(1)(iii) of Regulation S-K.

Response No. 2. We have revised this paragraph in response to the Staff’s comment to delete such references. Notwithstanding the deleted language, the Company confirms its understanding that if the Selling Stockholder were to retain an underwriter in connection with the sale of securities, it would constitute a material change to the plan of distribution requiring a post-effective amendment.

General

Comment No. 3. Please revise your registration statement to include executive compensation information for the fiscal year ended April 30, 2024, the most recently completed fiscal year. Refer to Item 402 of Regulation S-K and C&DI 217.11 (Regulation S-K), publicly available on the Commission's website.

Response No. 3. We have revised the Amended S-1 to include executive compensation information for the fiscal year ended April 30, 2024, the most recently completed fiscal year, in accordance with Item 402 of Regulation S-K and C&DI 217.11 (Regulation S-K). Please see the section, “Executive Compensation”, which starts on page 15 of the Amended S-1.

* * *

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (844) 722-6333 or our General Counsel, Henry Nisser at (646) 650-5044.

Very truly yours,
/s/ Stephan Jackman
Stephan Jackman Chief Executive Officer